                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                                 Multex.Com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    625367107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 17, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Chase Venture Capital Associates, L.L.C.
      13-337-6808
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        2,464,116
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              2,464,116
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,464,116
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      LLC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 Pages

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

Item 1.

            (a)   Name of Issuer:

                  Multex.Com Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  33 Maiden Lane, 5th Floor
                  New York, New York  10003

Item 2.

            (a)   Name of Person Filing:

                  Chase Venture Capital Associates, L.L.C.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   Address of Principal Business Office or, if none, Residence:

                  380 Madison Avenue, 12th Floor
                  New York, New York  10017

            (c)   Citizenship:

                  See Row 4 on cover page.

            (d)   Title of Class of Securities (of Issuer):

                  Common Stock

            (e)   CUSIP Number:

                  625367107

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4. Ownership

            (a)   Amount Beneficially Owned:

                  2,464,116

            (b)   Percent of Class:

                  9.2% (as of December 31, 1999)

            (c)   Number of shares as to which such person has:

                  (i)     2,464,116


                               Page 3 of 11 Pages

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

                  (ii)    Not applicable.
                  (iii)   2,464,116
                  (iv)    Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Affiliates of the Reporting Person are parties to certain co-investment arrangements with Flatiron, an Affiliate of another Stockholder of the Issuer pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron entities receiving the equivalent of a standard carried interest from the Chase entities. Upon the occurrence of certain contingencies that are outside of the control of the Chase entities, certain Chase entities may acquire a pecuniary interest in the investments made by the Flatiron entities. None of the Chase entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron entities.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable


                               Page 4 of 11 Pages

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

                                        CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.
                                        By:CHASE CAPITAL PARTNERS, its Manager



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: Managing General Partner


                               Page 5 of 11 Pages

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

                                  EXHIBIT 2(a)

Item 2. Identity and Background.

            This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

            Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            Ana Carolina Aidar
            John R. Baron
            Christopher C. Behrens
            Mitchell J. Blutt, M.D.
            David S. Britts
            Arnold L. Chavkin
            David Gilbert
            Eric Green
            Michael R. Hannon
            Donald J. Hofmann
            Jonathan Meggs
            Stephen P. Murray
            John M.B. O'Connor
            Robert Ruggiero
            Susan Segal
            Shahan D. Soghikian
            Lindsay Stuart
            Jeffrey C. Walker
            Timothy Walsh
            Richard D. Waters, Jr.
            Damion E. Wicker, M.D.

            Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

            Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.


                               Page 6 of 11 Pages

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

            The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.


                               Page 7 of 11 Pages

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

            Chief Executive Officer                 William B. Harrison, Jr.*
            President                               Jeffrey C. Walker**
            Executive Vice President                Mitchell J. Blutt, M.D.**
            Vice President & Secretary              Gregory Meredith*
            Vice President and Treasurer            Elisa R. Stein**
            Vice President                          Marcia Bateson**
            Assistant Secretary                     Robert C. Carroll*
            Assistant Secretary                     Anthony J. Horan*
            Assistant Secretary                     Denise G. Connors*

                                    Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**

----------

      * Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 8 of 11 Pages

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director**

                                  Directors***

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          --------------------------------------------------

--------------------------------------------------------------------------------
Hans W. Becherer              Chairman of the Board
                              Chief Executive Officer
                              Deere & Company
                              One John Deere Place
                              Moline, IL 61265
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.         President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, New York 10019
--------------------------------------------------------------------------------
Susan V. Berresford           President
                              The Ford Foundation
                              320 E. 43rd Street
                              New York, New York 10017
--------------------------------------------------------------------------------

----------

      * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

      *** Each of the persons named below is a citizen of the United States of America.


                               Page 9 of 11 Pages

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          --------------------------------------------------

--------------------------------------------------------------------------------
M. Anthony Burns              Chairman of the Board and
                                Chief Executive Officer
                              Ryder System, Inc.
                              3600 N.W. 82nd Avenue
                              Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller            Co-Chairman
                              BP Amoco p.l.c.
                              1111 Warrenville Road, Suite 25
                              Chicago, Illinois  60563
--------------------------------------------------------------------------------
Melvin R. Goodes              Retired Chairman of the Board and CEO
                              Warner-Lambert Company
                              201 Tabor Road
                              Morris Plains, NJ  07950
--------------------------------------------------------------------------------
William H. Gray, III          President and Chief Executive Officer
                              The College Fund/UNCF
                              9860 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.      President and Chief Executive Officer
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, New York 10017-2070
--------------------------------------------------------------------------------
Harold S. Hook                Retired Chairman and Chief Executive Officer
                              American General Corporation
                              2929 Allen Parkway
                              Houston, Texas  77019
--------------------------------------------------------------------------------
Helene L. Kaplan              Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue - Room 29-72
                              New York, New York 10022
--------------------------------------------------------------------------------
Henry B. Schacht              Director and Senior Advisor
                              E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue, 10th Floor
                              New York, New York 10017
--------------------------------------------------------------------------------
Walter V. Shipley             Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
Andrew C. Sigler              Retired Chairman of the Board and
                               Chief Executive Officer
                              Champion International Corporation
                              One Champion Plaza
                              Stamford, Connecticut 06921
--------------------------------------------------------------------------------
John R. Stafford              Chairman, President and
                               Chief Executive Officer
                              American Home Products Corporation
                              5 Giralda Farms
                              Madison, New Jersey 07940
--------------------------------------------------------------------------------


                              Page 10 of 11 Pages

                                  SCHEDULE 13G
Issuer: Multex.Com Inc.                                      CUSIP No. 625367107

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          --------------------------------------------------

--------------------------------------------------------------------------------
Marina v.N. Whitman           Professor of Business Administration
                               and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


                              Page 11 of 11 Pages